Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: February 27th, 2012

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: ENERPLUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	23/03/2012
Record Date for Voting (if applicable) :	23/03/2012
Beneficial Ownership Determination Date :	23/03/2012
Meeting Date :	11/05/2012
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	292766102	CA2927661025

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENERPLUS CORPORATION